

L'ORÉAL

March 6, 2009



09045619

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: **L'Oréal S.A. -- File No. 82-735**

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosure of total number of voting rights and number of shares in the capital at February 28, 2009 as filed with the French *Autorité des Marchés Financiers*.

Very truly yours,



Shareholders and Market Authority
Relations Director

Jean-Régis CAROF

Centre Eugène Schueller – 41, rue Martre – 92117 Clichy Cedex – Tel. + 33 (0)1 47 56 70 00

Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 119 689 042 Euros – 632 012 100 R.C.S. Paris – NAF 245 C – FR 10 632 012 100

L'ORÉAL

Disclosure of total number of voting rights and number of shares in the capital at February 28, 2009

Pursuant to article L-233-8 of French "Code de Commerce" and 223-16 of the AMF's General Regulations:

Total number of shares	598,445,210
Number of real voting rights (without own shares)	583,140,468
Theoretical number of voting rights (including own shares)	598,445,210

Pursuant to the Authorisation granted by the Annual General Meeting of April 22nd 2008, the Board of Directors of L'Oréal, held on February 16th 2009, has decided to cancel 3,970,600 shares. Therefore the share capital amounts to 598,445,210 shares with a par value of 0.2 euro each, which is a total of 119,689,042 euros.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 17.1 billion in 2007, the group focuses its activities on 26 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken, Mizani in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay, Inneov, Skinceuticals and Sanoflore in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, Ralph Lauren, Diesel, Yves Saint Laurent Beauté and Viktor & Rolf in perfumeries and department stores.. And The Body Shop in its own stores.
Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL
Individual shareholders and market authorities
Mr. Jean Régis CAROF
Phone: 01.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and institutional investors
Mrs. Caroline MILLOT
Phone: +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com